[redacted]

08025995

STATES
CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2008
Washington, DC

SEC FILE NUMBER
8- 66751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Praetorian Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Park Avenue South
(No. and Street)

NY	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Hevesi, President
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

110 Wall Street	NY	New York	10005
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Hevesi, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Praetorian Securities LLC, as of December, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA A. MALLOL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6149986
Qualified in Nassau County
My Commission Expires July 24, 2010

Signature

President
Title

8/15/08
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAETORIAN SECURITIES LLC
JANUARY 1, 2007 THROUGH DECEMBER 31, 2007

INDEX

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Member of Praetorian Securities LLC:

I have audited the accompanying statement of financial condition of Praetorian Securities LLC as of December 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Praetorian Securities LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 12, 2008

Praetorian Securities LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 93,555
Computer equipment, net of depreciation of $1,008	2,014
Prepaid expenses	10,658
Total Assets	106,227
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	1,550
Total Liabilities	1,550
Member's equity	104,677
Total member's equity	104,677
	$ 106,227

See acompanying notes to financial statements.

Praetorian Securities LLC

Notes to Financial Statements

For the Year Ended December 31, 2007

1. Significant Accounting Policies

Praetorian Securities LLC (the Company) was organized in the State of New York in May , 2005. The Company is an introducing broker-dealer registered with the Securities and Exchange Commissions and a member of the Financial Industry Regulatory Authority (FINRA). The Company specializes in providing business and financial services and advice to its clients.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Accounts Payable

Accounts payable consist of amounts due for accounting and auditing, and other administrative expenses due but not yet paid.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company was in compliance with these regulations.

4. Income Taxes

The Company is a single member limited liability company and has the option to be treated as a "disregarded entity" for income tax purposes. The Company is liable for NYS minimum tax, and NYC unincorporated business tax.

END